Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

MAY 31, 2021 AND 2020

(Expressed in Canadian Dollars unless otherwise stated)

GoldMining Inc. Condensed Consolidated Interim Statements of Financial Position As at May 31, 2021 and November 30, 2020 (Unaudited, expressed in Canadian dollars unless otherwise stated)

		As at May 31,	As at November 30,
	Notes	2021	2020
		($)	($)
Assets
Current assets
Cash and cash equivalents	7	2,992,336	9,193,089
Restricted cash	7	175,009	350,000
Other receivables		52,796	62,966
Prepaid expenses and deposits		546,944	415,987
Short-term investments		110,000	100,000
		3,877,085	10,122,042
Non-current assets
Reclamation deposits		523,816	553,816
Land, property and equipment	4	1,765,818	1,790,650
Exploration and evaluation assets	5	52,655,118	55,885,728
Investment in joint venture	6	1,014,899	1,073,514
Investment in associate	3	112,567,705	-
		172,404,441	69,425,750

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	1,685,371	2,573,937
Due to joint venture	6	25,223	26,621
Due to related parties	15	20,002	30,013
Lease liabilities	9	81,936	76,103
Short-term credit facility	10	175,009	350,000
		1,987,541	3,056,674
Non-Current Liabilities
Lease liabilities	9	89,652	6,039
Government loan		40,000	40,000
Rehabilitation provisions	11	862,067	815,828
Deferred tax liability	3	8,150,136	-
		11,129,396	3,918,541

Equity
Issued capital	12	129,642,805	128,181,627
Reserves	12	9,633,909	9,102,695
Retained earnings (deficit)		42,250,028	(59,934,831)
Accumulated other comprehensive loss		(20,251,697)	(13,046,696)
Total equity attributable to shareholders of the Company		161,275,045	64,302,795
Non-controlling interests	13	-	1,204,414
		161,275,045	65,507,209
		172,404,441	69,425,750

Commitments (Note 17)

Approved and authorized for issue by the Board of Directors on July 14, 2021.

/s/ "David Kong"	/s/ "Pat Obara"
David Kong Director	Pat Obara Chief Financial Officer

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

For the three and six months ended May 31, 2021 and May 31, 2020

(Unaudited, expressed in Canadian dollars unless otherwise stated)

		For the three months		For the six months
		ended May 31,		ended May 31,
	Notes	2021	2020	2021	2020
		($)	($)	($)	($)
Expenses
Consulting fees		156,418	138,515	174,388	268,076
Depreciation	4	44,920	85,384	90,528	152,204
Directors' fees, salaries and benefits	15	317,943	189,140	647,433	436,143
Exploration expenses	5	438,515	225,564	662,217	477,276
General and administrative		739,294	523,456	1,471,019	997,143
Professional fees		590,580	131,236	1,299,659	304,986
Share-based compensation	12,13	1,364,185	405,345	2,091,288	891,326
Share of loss on investment in joint venture	6	990	1,196	2,300	2,922
Gain on remeasurement of GRC shares	3	(118,200,828)	-	(118,200,828)	-
Share of loss in associate	3	1,287,876	-	1,287,876	-
		(113,260,107)	1,699,836	(110,474,120)	3,530,076
Operating income (loss)		113,260,107	(1,699,836)	110,474,120	(3,530,076)

Other items
Interest income		1,961	28,893	7,240	56,397
Accretion of rehabilitation provisions	11	(1,070)	(3,348)	(1,713)	(6,598)
Financing costs	9,10	(2,829)	(1,039)	(5,470)	(1,646)
Gain on disposal of equipment	4	-	-	-	9,897
Net foreign exchange gain (loss)		55,237	(231,307)	(79,378)	(294,095)
Net income (loss) for the period before taxes		113,313,406	(1,906,637)	110,394,799	(3,766,121)
Deferred income tax expense	3	(9,144,559)	-	(9,144,559)	-
Net income (loss) for the period		104,168,847	(1,906,637)	101,250,240	(3,766,121)

Attributable to:
Shareholders of the Company		104,277,134	(1,906,637)	101,421,296	(3,766,121)
Non-controlling interests	13	(108,287)	-	(171,056)	-
Net income (loss) for the period		104,168,847	(1,906,637)	101,250,240	(3,766,121)

Other comprehensive income (loss)
Item that will not be subsequently reclassified to net income or loss:
Unrealized gain (loss) on short-term investments		10,000	20,000	(10,000)	20,000
Item that may be reclassified subsequently to net income or loss:
Foreign currency translation adjustments		(6,200,209)	(1,240,240)	(7,796,553)	(1,660,453)
Deferred tax recovery on foreign currency translation of associate		601,552	-	601,552	-
Total comprehensive income (loss) for the period		98,580,190	(3,126,877)	94,045,239	(5,406,574)

Attributable to:
Shareholders of the Company		98,688,477	(3,126,877)	94,216,295	(5,406,574)
Non-controlling interests	13	(108,287)	-	(171,056)	-
Total comprehensive income (loss) for the period		98,580,190	(3,126,877)	94,045,239	(5,406,574)

Basic income (loss) per share	12	0.70	(0.01)	0.68	(0.03)
Diluted income (loss) per share	12	0.68	(0.01)	0.66	(0.03)

Weighted average number of shares outstanding
Basic		149,347,500	146,004,113	149,034,969	144,649,391
Diluted		152,566,734	146,004,113	152,966,498	144,649,391

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc. Condensed Consolidated Interim Statements of Changes in Equity For the six months ended May 31, 2021 and 2020 (Unaudited, expressed in Canadian dollars unless otherwise stated)

						Accumulated	Attributable
					Retained	Other	to Shareholders
		Number of	Issued		Earnings	Comprehensive	of the	Non-
	Notes	Shares	Capital	Reserves	(Deficit)	Loss	Company	controlling	Total
			($)	($)	($)	($)	($)	Interest	($)
Balance at November 30, 2019		138,902,965	115,499,094	9,939,966	(51,227,491)	(8,565,829)	65,645,740	-	65,645,740
Options exercise	12	1,986,625	2,696,829	(1,112,431)	-	-	1,584,398	-	1,584,398
Warrants exercise	12	3,771,986	3,631,554	(802,566)	-	-	2,828,988	-	2,828,988
Issued capital pursuant to acquisiton of:
Exploration and evaluation assets	5	1,455,978	1,761,100	-	-	-	1,761,100	-	1,761,100
Share-based compensation	12	-	-	891,326	-	-	891,326	-	891,326
Foreign currency translation adjustments		-	-	-	-	(1,660,453)	(1,660,453)	-	(1,660,453)
Unrealized gain on short-term investments		-	-	-	-	20,000	20,000	-	20,000
Net loss for the period		-	-	-	(3,766,121)	-	(3,766,121)	-	(3,766,121)
Balance at May 31, 2020		146,117,554	123,588,577	8,916,295	(54,993,612)	(10,206,282)	67,304,978	-	67,304,978
Options exercise	12	2,355,439	4,322,235	(1,275,985)	-	-	3,046,250	-	3,046,250
Restricted share rights vested	12	226,198	270,815	(270,815)	-	-	-	-	-
Gold Royalty private placement	13	-	-	-	2,380,303	-	2,380,303	1,204,414	3,584,717
Share-based compensation	12	-	-	1,733,200	-	-	1,733,200	-	1,733,200
Foreign currency translation adjustments		-	-	-	-	(2,870,414)	(2,870,414)	-	(2,870,414)
Unrealized gain on short-term investments		-	-	-	-	30,000	30,000	-	30,000
Net loss for the period		-	-	-	(7,321,522)	-	(7,321,522)	-	(7,321,522)
Balance at November 30, 2020		148,699,191	128,181,627	9,102,695	(59,934,831)	(13,046,696)	64,302,795	1,204,414	65,507,209
Options exercise	12	829,689	998,867	(337,929)	-	-	660,938	-	660,938
Restricted share rights vested	12	24,040	69,440	(69,440)	-	-	-	-	-
Gold Royalty private placement	13	-	-	-	84,592	-	84,592	52,836	137,428
Gold Royalty restricted shares	13	-	-	-	(402,112)	-	(402,112)	402,112	-
Share-based compensation	12,13	-	-	938,583	1,081,083	-	2,019,666	71,622	2,091,288
Initial recognition of deferred tax benefits of share issuance costs	3	-	392,871	-	-	-	392,871	-	392,871
Foreign currency translation adjustments		-	-	-	-	(7,786,553)	(7,786,553)	-	(7,786,553)
Deferred tax recovery on foreign currency translation of associate	3	-	-	-	-	601,552	601,552	-	601,552
Unrealized loss on short-term investments		-	-	-	-	(20,000)	(20,000)	-	(20,000)
Net income for the period		-	-	-	101,421,296	-	101,421,296	(171,056)	101,250,240
Deconsolidation of the non-controlling interest	3,13	-	-	-	-	-	-	(1,559,928)	(1,559,928)
Balance at May 31, 2021		149,552,920	129,642,805	9,633,909	42,250,028	(20,251,697)	161,275,045	-	161,275,045

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc. Condensed Consolidated Interim Statements of Cash Flows For the three and six months ended May 31, 2021 and 2020 (Unaudited, expressed in Canadian dollars unless otherwise stated)

	For the three months		For the six months
	ended May 31,		ended May 31,
	2021	2020	2021	2020
	($)	($)	($)	($)
Operating activities
Net income (loss) for the period	104,168,847	(1,906,637)	101,250,240	(3,766,121)
Adjustments for items not involving cash:
Depreciation	44,920	85,384	90,528	152,204
Accretion	1,070	3,348	1,713	6,598
Financing costs	2,829	1,039	5,470	1,646
Equity losses of joint venture	990	1,196	2,300	2,922
Share-based compensation	1,364,185	405,345	2,091,288	891,326
Gain on remeasurement of GRC shares	(118,200,828)	-	(118,200,828)	-
Share of loss in associate	1,287,876	-	1,287,876	-
Deferred income tax expense	9,144,559	-	9,144,559	-
Gain on disposal of equipment	-	-	-	(9,897)
Net unrealized foreign exchange loss	(90,500)	206,919	(26,579)	274,086
Net changes in non-cash working capital items:
Other receivables	17,677	3,925	(18,578)	(316)
Prepaid expenses and deposits	(537,470)	(62,528)	(571,322)	(139,106)
Accounts payable and accrued liabilities	766,207	(181,176)	649,991	(415,794)
Due to related parties	(17,685)	(3,344)	(10,011)	(137,369)
Cash used in operating activities	(2,047,323)	(1,446,529)	(4,303,353)	(3,139,821)

Investing activities
Investment in exploration and evaluation assets	-	(570,788)	-	(859,655)
Investment in royalty	(18,516)	-	(230,614)	-
Investment in joint venture	-	-	-	-
Purchase of equipment	(7,787)	(12,533)	(7,787)	(33,463)
Proceeds on disposal of equipment	-	-	-	9,897
Deconsolidation of cash held in GRC	(2,480,709)	-	(2,480,709)	-
Reclamation deposit	-	-	30,000	-
Restricted cash deposit refund	174,991	-	174,991	-
Cash used in investing activities	(2,332,021)	(583,321)	(2,514,119)	(883,221)

Financing activities
Proceeds from shares and warrants issued	617,938	383,925	660,938	4,413,385
Payment of lease liabilities	(28,476)	(30,127)	(56,610)	(45,471)
Proceeds from government loan	-	40,000	-	40,000
Payment of short-term credit facility	(88,969)	-	(178,568)	-
Proceeds from GRC private placement	-	-	137,428	-
Cash generated from financing activities	500,493	393,798	563,188	4,407,914

Effect of exchange rate changes on cash	(36,152)	192,708	53,531	247,905

Net increase (decrease) in cash and cash equivalents	(3,915,003)	(1,443,344)	(6,200,753)	632,777
Cash and cash equivalents
Beginning of period	6,907,339	8,554,006	9,193,089	6,477,885
End of period	2,992,336	7,110,662	2,992,336	7,110,662

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) May 31, 2021 and 2020

1.	Corporate Information

GoldMining Inc. is a corporation organized under the laws of British Columbia and was incorporated in the Province of British Columbia, Canada, on September 9, 2009. Together with its subsidiaries (collectively, the "Company" or "GoldMining"), the Company is a public mineral exploration company with a focus on the acquisition, exploration and development of projects in Brazil, Colombia, United States, Canada, Peru and other regions of the Americas.

GoldMining Inc.'s common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD", on NYSE American (the "NYSE") under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR". The head office and principal address of the Company is located at Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

2.	Basis of Preparation

2.1	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

The Company's significant accounting policies applied in these condensed consolidated interim financial statements are the same as those described in note 3 of the Company's annual consolidated financial statements as at and for the years ended November 30, 2020 and 2019 except as described in note 2.3. These condensed consolidated interim financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.

The Company's consolidated financial statements and those of its controlled subsidiaries are presented in Canadian dollars ("$" or "dollars"), and all values are rounded to the nearest dollar except where otherwise indicated.

The Company's condensed consolidated interim financial statements for the three and six month period ended May 31, 2021 were authorised for issue by the Company's Board of Directors on July 14, 2021.

2.2	Significant accounting judgments and estimates

The preparation of these condensed consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the consolidated financial statements are consistent with this described in Note 3 of the Company's annual consolidated financial statements except as follows:

Investment in associate – Gold Royalty Corp.

In March 2021, the Company's subsidiary, Gold Royalty Corp. ("GRC") completed its initial public offering (the "IPO"). Inclusive of the partial exercise of an overallotment option, GRC issued 18,000,000 units (the "Units") at a price of US$5.00 per Unit and separately issued 721,347 common shares and 1,350,000 warrants for aggregate gross proceeds of $117.3 million (US$94.5 million). Each Unit consisted of one common share and one half of one common share purchase warrant.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) May 31, 2021 and 2020

Following the completion of the IPO, the Company's ownership in GRC decreased from 93% to 48%.

GRC's board of directors appoints officers and management of GRC and approves its operating, investing and financing decisions. Prior to the completion of the IPO, significant decisions related to GRC's activities required approval by both GRC and the Company's boards of directors.  Subsequent to the completion of the IPO, the Company continues to have two directors who sit on GRC's board of directors; however, a majority of GRC directors are independent of the Company.  Significant operational, investing and financing decisions by GRC no longer require approval of the Company and there is no investor rights agreement in place allowing the Company specific rights to appoint directors to GRC's board.  With reduced board representation and ownership percentage, and a substantially separate management team in place for GRC, the Company determined that it has significant influence, rather than control, over GRC.  The Company has reported the results of GRC as an associate using the equity method effective March 11, 2021.

2.3	Adoption of new accounting standards

Business combinations

In October 2019, the IASB issued amendments to the definition of a business in IFRS 3 – Business Combinations ("IFRS 3"). The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. Additional guidance is provided that helps to determine whether a substantive process has been acquired. The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets. The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020. Effective December 1, 2020, the Company prospectively adopted the new IFRS 3 accounting standard which did not have an impact on the condensed consolidated interim financial statements for the three and six months ended May 31, 2021.

Investments in associates

Investments in associates over which the Company exercises significant influence but which it does not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the Company's proportionate share of the profit (loss), other comprehensive income (loss) and any other changes in the associate's or joint venture's net assets, such as further investment. Adjustments are made to align any inconsistencies between the Company's accounting policies and its associate's policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate. The equity method requires shares of losses to be recognized only until the carrying amount of an interest in associate is nil. Any further losses are not recognized unless the entity has a legal or constructive obligation in respect of the liabilities associated with those losses.

At each statement of financial position date, the Company considers whether there is objective evidence of impairment of its investments in associates. If there is such evidence, the Company determines the amount of impairment to record, if any, in relation to the associate.

Where the Company loses control of an entity and it is reclassified as an associate the Company will remeasure the value of its retained investment at fair market value. A gain or loss will be recognized for the difference between the net amount of the change in interest and the fair value of a retained interest or any consideration received or paid. As of the date of loss of control the Company will cease to consolidate the results of the entity and report its results as an associate using the equity method of accounting.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) May 31, 2021 and 2020

3.	Investment in Associate

Following the Company's loss of control of GRC, the Company remeasured the value of its retained investment at fair value and recognized a gain of $118,200,828. The Company has initially measured its 20 million share interest in GRC at $5.92 (US$4.72) per share, based on the closing price of GRC common shares on March 11, 2021 (the "IPO Closing Date").

Gain on remeasurement of GRC shares

($)
Fair value of investment in GRC	118,311,520
GRC net asset value - March 11, 2021	110,692
Gain on loss of control over GRC	118,200,828

The changes in the investment in GRC from March 11, 2021 to May 31, 2021 and a reconciliation to GRC's May 31, 2021 net assets are as follows:

May 31,
2021
($)
Investment in GRC - March 11, 2021	118,311,520
Share of loss in GRC	(1,287,876)
Share of OCI in GRC	(4,455,939)
Balance at end of period	112,567,705

As of May 31, 2021, the fair value of the Company's investment in GRC was approximately $120.2 million.

GRC Net Assets

May 31,
2021
($)
Current assets
Cash and cash equivalents	103,964,166
Other current assets	2,830,067
Total current assets	106,794,233
Royalties	16,506,600
Equipment	1,681
Accounts payable and accrued liabilities	(560,212)
Net assets	122,742,302
GoldMining share of GRC net assets	60,544,197
Fair value adjustment to investment in GRC	52,579,100
Investment in GRC at end of period	113,123,297

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) May 31, 2021 and 2020

The fair value adjustment on initial recognition of the investment in GRC on the IPO Closing Date was $54,623,164 and relates to GRC's underlying royalty interests. As the functional currency of GRC is US dollars, the fair value adjustment is remeasured at each period end and was $52,579,100 as at May 31, 2021, with the difference from initial recognition of $2,044,064 included in the Company's share of OCI in GRC for the three and six months ended May 31, 2021. The difference between the Company's share of GRC's net assets after the fair value adjustment and the Company's investment in GRC, is the result of share-based compensation expenses recorded by GRC, which impacts the Company's share of loss in GRC, but does not impact GRC's net assets.

Deferred Income Tax Expense

During the three and six month periods ended May 31, 2021, the Company recognized deferred income tax expense of $9,144,559, which is net of $6,780,491 deferred tax benefits related to the recognition of previously unrecognized deferred tax assets. These amounts have been recorded during the quarter on a discrete basis because a reliable estimate of the annual effective rate cannot be made. The Company has recognized a deferred tax liability associated with the investment in associate less recognized deferred tax assets. The deferred tax liability related to investment in associate has been computed on the assumption the temporary difference will reverse as a capital gain.

Lock-up Agreement for GRC common shares

In connection with GRC's IPO, the Company entered into a lock-up agreement, pursuant to which the Company agreed not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any GRC common shares for a period of 180 days after March 8, 2021, subject to certain limited exceptions, without the prior written consent of the underwriters of the IPO. As of May 31, 2021, 20,000,000 GRC common shares held by the Company remain subject to transfer restrictions pursuant to the lock-up agreement.

4.	Land, Property and Equipment

				Right-of-
				Use Assets
		Buildings and	Office	(Office and)	Exploration
	Land	Camp Structures	Equipment	warehouse space)	Equipment	Vehicles	Total
		($)	($)	($)	($)	($)	($)
Cost
Balance at November 30, 2019	1,007,981	1,176,058	117,254	-	306,882	365,478	2,973,653
Initial recognition of IFRS 16	-	-	-	65,794	-	-	65,794
Additions(1)	42,715	-	36,397	132,992	-	-	212,104
Disposal of equipment	-	-	(1,388)	-	(61,577)	-	(62,965)
Change in reclamation estimate	-	4,543	-	-	-	-	4,543
Impact of foreign currency translation	(22,795)	(25,488)	(14,705)	(1,579)	(13,331)	(11,543)	(89,441)
Balance at November 30, 2020	1,027,901	1,155,113	137,558	197,207	231,974	353,935	3,103,688
Additions	-	-	7,787	149,053	-	-	156,840
Change in reclamation estimate	-	35,917	-	-	-	-	35,917
Deconsolidation of GRC	-	-	(2,174)	-	-	-	(2,174)
Impact of foreign currency translation	(74,082)	(83,164)	(4,670)	(9,918)	(16,215)	(25,235)	(213,284)
Balance at May 31, 2021	953,819	1,107,866	138,501	336,342	215,759	328,700	3,080,987

Accumulated Depreciation
Balance at November 30, 2019	-	437,559	113,755	-	277,072	326,784	1,155,170
Disposal of equipment	-	-	(1,388)	-	(61,577)	-	(62,965)
Depreciation	-	96,473	8,827	102,203	28,508	39,152	275,163
Impact of foreign currency translation	-	(12,675)	(14,387)	(1,639)	(13,628)	(12,001)	(54,330)
Balance at November 30, 2020	-	521,357	106,807	100,564	230,375	353,935	1,313,038
Depreciation	-	28,307	6,634	55,072	515	-	90,528
Deconsolidation of GRC	-	-	(369)	-	-	-	(369)
Impact of foreign currency translation	-	(38,717)	(4,039)	(3,915)	(16,121)	(25,235)	(88,027)
Balance at May 31, 2021	-	510,947	109,033	151,721	214,769	328,700	1,315,170

Net Book Value
At November 30, 2020	1,027,901	633,756	30,751	96,643	1,599	-	1,790,650
At May 31, 2021	953,819	596,919	29,469	184,621	990	-	1,765,818

(1)	Additions under right-of-use assets include $58,591 pertaining to a lease modification for office space.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) May 31, 2021 and 2020

5.	Exploration and Evaluation Assets

	For the three months ended		For the six months
	ended May 31,		ended May 31,
	2021	2020	2021	2020
	($)	($)	($)	($)

Balance at the beginning of period	54,299,875	58,746,660	55,885,728	57,650,312
Mineral rights and property acquired	-	1,152,262	-	2,673,343
	54,299,875	59,898,922	55,885,728	60,323,655
Change in reclamation estimate	30,013	-	31,513	-
Foreign currency translation adjustments	(1,674,770)	(1,285,777)	(3,262,123)	(1,710,510)
Balance at the end of period	52,655,118	58,613,145	52,655,118	58,613,145

Sale of Royalty Interests to GRC

On November 27, 2020, the Company entered into a royalty purchase agreement with GRC, the Company's former subsidiary, pursuant to which the Company caused certain of its subsidiaries to create and grant to GRC net smelter return ("NSR") royalties ranging from 0.5% to 2.0% on 17 gold properties and to assign and transfer to GRC certain buyback rights held by its subsidiaries under existing royalty agreements with third parties. The purchase consideration was satisfied by the issuance of 15,000,000 common shares of GRC to the Company.

The following is a summary of the royalties and other interests GRC acquired from the Company:

Royalties

● a 1.0% NSR on the Whistler Project, located in Alaska, USA, including each of the Whistler, Raintree West and Island Mountain properties;

● a 1.0% NSR on the Yellowknife Project, located in the Northwest Territories, Canada, including each of the Nicholas Lake, Ormsby-Bruce, Goodwin Lake, Clan Lake and Big Sky properties;

● a 2.0% NSR on the Titiribi Project, located Colombia;

● a 2.0% NSR on the La Mina Project, located in Colombia;

● a 1.0% NSR on the São Jorge Project, located in Brazil;

● a 1.0% NSR on the Batistão Project, located in Brazil;

● a 0.5% NSR on the Almaden Project, located in Idaho, USA;

● a 1.0% NSR on the Cachoeira Project, located in Brazil;

● a 1.0% NSR on the Crucero Project, located in Peru;

● a 1.0% NSR on the Surubim Project, located in Brazil; and

● a 1.0% NSR on the Yarumalito Project, located in Colombia.

Buyback Rights

● the right to acquire a 2.0% NSR on the Batistão Project for US$1,000,000;

● the right to acquire a 0.5% NSR on the Surubim area of the Surubim Project for US$1,000,000, which royalty is payable after production at the project has exceeded two million ounces;

● the right to acquire a 1.5% NSR on the Surubim area of the Surubim Project for US$1,000,000;

● the right to acquire a 0.65% NSR on the Rio Novo area of the Surubim Project for US$1,500,000;

● the right to acquire a 0.75% NSR on the Whistler Project (including an area of interest) for US$5,000,000;

● the right to acquire a 1.0% NSR on the Yarumalito Project for $1,000,000;

● the right to acquire a 1.0% NSR on the Goodwin Lake property at the Yellowknife Project for $1,000,000;

● the right to acquire a 1.0% NSR on certain portions of the Big Sky property at the Yellowknife Project for $500,000; and

● the right to acquire a 0.25% NSR on the Narrow Lake property at the Yellowknife Project for $250,000, in cash or common shares of GoldMining at any time until the fifth anniversary of commercial production.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) May 31, 2021 and 2020

As the Company controlled GRC at the time of the initial royalty transfer, the transfer of the royalty interests was a transaction between the Company and its then subsidiary and the effects of these transactions were eliminated on consolidation.

Exploration and evaluation assets on a project basis are as follows:

	May 31,	November 30,
	2021	2020
	($)	($)
La Mina	12,886,353	13,887,224
Titiribi	10,818,404	11,658,660
Yellowknife	7,150,846	7,119,333
Crucero	6,347,094	6,840,067
Cachoeira	5,441,015	5,742,394
São Jorge	4,584,260	4,838,183
Surubim	1,730,985	1,826,865
Yarumalito	1,380,034	1,487,220
Almaden	1,040,798	1,121,635
Whistler	884,698	953,412
Batistão	205,949	217,357
Montes Áureos and Trinta	157,004	165,700
Rea	27,678	27,678
Total	52,655,118	55,885,728

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) May 31, 2021 and 2020

Exploration Expenditures

Exploration expenditures on a project basis for the periods indicated are as follows:

					For the period from
	For the three months ended		For the six months ended		incorporation,
	May 31,		May 31,		September 9, 2009, to
	2021	2020	2021	2020	May 31, 2021
	($)	($)	($)	($)	($)
Yellowknife	111,495	-	144,757	10,783	952,706
Titiribi	77,992	28,364	138,691	77,692	1,695,000
La Mina	66,178	18,905	125,140	78,500	964,353
Cachoeira	34,298	29,791	68,649	68,205	6,539,593
São Jorge	44,702	25,413	68,147	66,905	1,063,569
Almaden	54,111	94,115	57,935	94,115	203,053
Whistler	43,997	15,314	44,297	23,217	2,225,423
Yarumalito	5,742	13,180	14,601	54,532	97,590
Montes Áureos and Trinta	-	-	-	1,668	1,819,966
Crucero	-	-	-	-	175,186
Rea	-	-	-	-	265,930
Surubim	-	-	-	-	209,772
Batistão	-	-	-	-	30,902
Other Exploration Expenses	-	482	-	1,659	1,566,198
Total	438,515	225,564	662,217	477,276	17,809,241

6.	Investment in Joint Venture

As at May 31, 2021, the Company holds an 84.05% (2020: 84.05%) interest in Boa Vista Gold Inc. ("BVG") pursuant to the BGC Arrangement. BVG, a corporation formed under the laws of British Virgin Islands, holds the rights to the Boa Vista Gold Project (the "Boa Vista Project") located in Pará State, Brazil.

The Company accounts for its investment in BVG using the equity method since the Company shares joint control over the strategic, financial, permitting, development and operating decisions with Majestic D&M Holdings, LLC ("Majestic"), formerly Octa Mineração Ltda, who hold a 15.95% (2020: 15.95%) interest in BVG.

Changes in the Company's 84.05% investment in BVG are summarized as follows:

	For the three months ended		For the six months ended
	May 31, 2021	May 31, 2020	May 31, 2021	May 31, 2020
	($)	($)	($)	($)
Balance at the beginning of period	1,000,082	1,319,089	1,073,514	1,388,352
Share of losses	(990)	(1,196)	(2,300)	(2,922)
Foreign currency translation adjustments	15,807	(192,869)	(56,315)	(260,406)
Balance at the end of period	1,014,899	1,125,024	1,014,899	1,125,024

Pursuant to the terms of a shareholder's agreement among BGC, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of BVG, and Majestic, dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable to Majestic if its holdings in BVG drop below 10%.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder. In May 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payments. As a result of the amended terms of the mineral rights agreement, BVG paid R$400,000 in May 2019 to the counterparty and a further R$3,220,000 will be due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) May 31, 2021 and 2020

7.	Cash and Cash Equivalents

	May 31,	November 30,
	2021	2020
	($)	($)
Cash and cash equivalents consist of:
Cash at bank and on hand	2,992,336	5,543,089
Guaranteed Investment Certificates	-	3,650,000
Total	2,992,336	9,193,089

Restricted cash of $175,009 (November 30, 2020: $350,000) is held by the bank as security for the Company's short-term credit facility.

8.	Accounts Payable and Accrued Liabilities

	May 31,	November 30,
	2021	2020
	($)	($)
Trade payables(1)	205,256	923,197
Accrued liabilities	1,426,155	1,540,229
Payroll and tax withholding	53,960	110,511
Total	1,685,371	2,573,937

(1)	Trade payables at May 31, 2021 include $14,080 due to certain key management personnel for expenses incurred on behalf of the Company (November 30, 2020 – $314,123).

9.	Lease Liabilities

The following outlines the movements in the Company's lease liabilities:

	May 31,	November 30,
	2021	2020
	($)	($)
Balance at the beginning of period	82,142	65,794
Additions	149,053	118,016
Interest expense	1,893	2,807
Lease payments	(56,610)	(101,922)
Foreign exchange loss	(4,890)	(2,553)
Balance at the end of period	171,588	82,142

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) May 31, 2021 and 2020

During the three months ended May 31, 2021, the Company applied exemptions permitted by IFRS 16 to recognize lease expenses on a straight-line basis for low value assets and short-term leases in the amounts of $2,659 and $30,547, respectively (three months ended May 31, 2020: $nil and $49,490, respectively). During the six months ended May 31, 2021, the Company applied exemptions permitted by IFRS 16 to recognize lease expenses on a straight-line basis for low value assets and short-term leases of $6,473 and $60,013, respectively (six months ended May 31, 2020: $nil and $70,721, respectively). The lease expenses were recorded within exploration expenses and general and administrative expenses in the consolidated statements of comprehensive income.

The following outlines the maturity analysis of the Company's lease liabilities:

	May 31,	November 30,
	2021	2020
	($)	($)
Maturity analysis - contractual undiscounted cash flows
Less than one year	90,365	80,683
One to five years	96,797	6,041
Total undiscounted lease liabilities	187,162	86,724
Lease payments in the Consolidated Statement of Financial Position	171,588	82,142
Current	81,936	76,103
Non-current	89,652	6,039

10.	Short-term Credit Facility

	May 31,	November 30,
	2021	2020
	($)	($)
Balance at the beginning of period	350,000	-
Initial draw-down	-	350,000
Interest expense	3,577	-
Interest payments	(3,568)	-
Principal payments	(175,000)	-
Balance at the end of period	175,009	350,000

On November 26, 2020, the Company entered into a credit agreement with Toronto Dominion Bank ("TD"), pursuant to an agreement dated November 3, 2020 between the Company and TD, TD agreed to provide a non-revolving credit facility in the amount of $350,000 (the "Credit Facility"). The Credit Facility matures on November 26, 2021, bears an interest rate of 2.59% per annum and is to be repaid in equal monthly payments of principal and interest. The Credit Facility is secured by $175,009 in Guaranteed Investment Certificates held by TD (Note 7).

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) May 31, 2021 and 2020

11.	Rehabilitation Provisions

The Whistler Project's exploration activities are subject to the State of Alaska's laws and regulations governing the protection of the environment. The Whistler Project rehabilitation provision is valued under the following assumptions:

	May 31,	November 30,
	2021	2020
Undiscounted amount of estimated cash flows (US$)	235,000	235,000
Life expectancy (years)	4	5
Inflation rate	4.70%	1.20%
Discount rate	0.79%	0.36%

In July 2017, the Company acquired the Yellowknife Project and assumed a provision for reclamation of $489,818 related to the restoration of the camp sites. The Yellowknife Project rehabilitation provision is expected to be settled in October 2023 and is valued under the following assumptions:

	May 31,	November 30,
	2021	2020
Undiscounted amount of estimated cash flows (CAD$)	490,000	490,000
Life expectancy (years)	2	3
Inflation rate	3.60%	0.80%
Discount rate	0.32%	0.29%

The following table summarizes the movements in the rehabilitation provisions:

	May 31,	November 30,
	2021	2020
	($)	($)
Balance at the beginning of year	815,828	816,694
Accretion	1,713	13,190
Change in estimate	67,430	(7,036)
Foreign currency translation adjustments	(22,904)	(7,020)
Total	862,067	815,828

12.	Share Capital

12.1	Authorized

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) May 31, 2021 and 2020

12.2	Reserves

	Restricted Shares ($)	Share Options ($)	Warrants ($)	Total ($)
Balance at November 30, 2019	8,568	5,588,047	4,343,351	9,939,966
Options exercised	-	(1,112,431)	-	(1,112,431)
Warrants exercised	-	-	(802,566)	(802,566)
Share-based compensation	157,664	733,662	-	891,326
Balance at May 31, 2020	166,232	5,209,278	3,540,785	8,916,295
Options exercised	-	(1,275,985)	-	(1,275,985)
Restricted share rights vested	(270,815)	-	-	(270,815)
Share-based compensation	130,888	1,602,312	-	1,733,200
Balance at November 30, 2020	26,305	5,535,605	3,540,785	9,102,695
Options exercised	-	(337,929)	-	(337,929)
Restricted share rights vested	(69,440)	-	-	(69,440)
Share-based compensation	83,828	854,755	-	938,583
Balance at May 31, 2021	40,693	6,052,431	3,540,785	9,633,909

12.3	Share Options

The Company's share option plan (the "Option Plan") was approved by the Board of Directors of the Company (the "Board") on January 28, 2011, and amended and restated on October 30, 2012, October 11, 2013, October 18, 2016 and April 5, 2019.  Pursuant to the terms of the Option Plan, the Board may designate directors, senior officers, employees and consultants of the Company eligible to receive incentive share options ("Option(s)") to acquire such numbers of GoldMining Shares as the Board may determine, each Option so granted being for a term specified by the Board up to a maximum of five years from the date of grant.  The Options vest in accordance with the vesting schedule during the optionee's continual service with the Company. The maximum number of GoldMining Shares reserved for issuance for Options granted under the Option Plan at any time is 10% of the issued and outstanding GoldMining Shares in the capital of the Company.  The Option Plan, as amended and restated, was affirmed, ratified and approved by the Company's shareholders in accordance with its terms at the Annual General Meeting held on May 25, 2019.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) May 31, 2021 and 2020

The following outlines movements of the Company's Options:

	Number of Options	Weighted Average Exercise Price ($)
Balance at November 30, 2019	12,463,000	1.15
Granted	665,000	1.50
Exercised(1)	(1,992,250)	0.80
Expired/Forfeited	(66,250)	0.80
Balance at May 31, 2020	11,069,500	1.23
Granted	2,030,000	2.81
Exercised	(2,367,500)	1.30
Balance at November 30, 2020	10,732,000	1.51
Granted	250,000	2.09
Exercised(2)	(815,000)	0.81
Balance at May 31, 2021	10,167,000	1.58

(1)	During the three and six months ended May 31, 2020, the Company issued 394,000 and 1,992,250 common shares at weighted average trading prices of $1.56 and $1.49, respectively.
(2)

During the three and six months ended May 31, 2021, the Company issued 770,000 and 802,951 common shares at weighted average trading prices of $2.14 and $2.16 respectively. During the six months ended May 31, 2021, the 802,951 common shares were issued pursuant to the exercise of 815,000 share options, of which 20,000 share options were exercised on a forfeiture basis, resulting in the issuance of 7,951 common shares.

(3)

On May 30, 2017, the Company acquired a 100% interest in the La Mina Gold Project (the "La Mina Project") as a result of its acquisition of Bellhaven Copper and Gold Inc. ("Bellhaven"), pursuant to a plan of arrangement under an arrangement agreement (the "Arrangement") dated April 11, 2017, between GoldMining and Bellhaven. In addition to the stock option grants presented in the above table, effective May 30, 2017, as a result of the acquisition of Bellhaven, certain Bellhaven options were exercisable into GoldMining Shares based on the exchange ratio of 0.25 GoldMining Share for each Bellhaven option. During the three and six months ended May 31, 2021, the remaining 106,952 Bellhaven Options were exercised and converted into 26,738 GoldMining shares at $1.00 per GoldMining Share at a weighted average trading price of $2.09.

The fair value of Options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	May 31, 2021	November 30, 2020
Risk-free interest rate	0.30%	0.35%
Expected life (years)	1.25	2.43
Expected volatility	66.12%	59.25%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	0.38%	2.45%

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) May 31, 2021 and 2020

A summary of Options outstanding and exercisable at May 31, 2021, are as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
$0.77 - $0.84	1,817,500	0.78	2.49	1,817,500	0.78	2.49
$0.85 - $1.05	2,329,500	1.05	3.21	2,329,500	1.05	3.21
$1.06 - $1.72	3,555,000	1.58	1.23	3,555,000	1.58	1.23
$1.73 - $3.38	2,465,000	2.69	3.77	1,269,500	2.68	3.61
	10,167,000	1.58	2.53	8,971,500	1.44	2.34

The fair value of the Options recognized as share-based compensation expense during the three and six months ended May 31, 2021, was $452,146 and $854,755 (three and six months ended May 31, 2020: $327,347 and $733,662), respectively, using the Black-Scholes option pricing model.

12.4	Restricted Share Rights

The Company's restricted share plan (the "RSP") was approved by the Board of Directors of the Company (the "Board") on November 27, 2018. Pursuant to the terms of the RSP, the Board may designate directors, senior officers, employees and consultants of the Company eligible to receive restricted share rights ("RSR(s)") to acquire such number of GoldMining Shares as the Board may determine, in accordance with the restricted periods schedule during the recipient's continual service with the Company. There are no cash settlement alternatives. The RSP was approved by the Company's shareholders in accordance with its term at the Company's annual general meeting held on May 25, 2019.

The RSRs vest in accordance with the vesting schedule during the recipient's continual service with the Company. The Company classifies RSRs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense for standard RSRs is calculated based on the fair value of each RSR as determined by the closing value of the Company's common shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSR.  The Company expects to settle RSRs, upon vesting, through the issuance of new common shares from treasury.

The following outlines the movements of the Company's RSRs:

	Number of RSRs	Weighted Average Value ($)
Balance at November 30, 2019 and May 31, 2020	207,488	1.05
Granted	67,750	2.88
Vested	(226,198)	1.20
Balance at November 30, 2020	49,040	2.88
Vested	(24,040)	2.89
Balance at May 31, 2021	25,000	2.86

The fair value of the RSRs recognized as share-based compensation expense during the three and six months ended May 31, 2021, was $34,493 and $83,828 (three and six months ended May 31, 2020: $77,998 and $157,664).

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) May 31, 2021 and 2020

12.5	Income (loss) per share

For the three months ended May 31, 2021 and 2020, diluted income (loss) per share was calculated as follows:

	Three months ended May 31, 2021			Three months ended May 31, 2020
	Income for	Weighted	Income	Loss for	Weighted	Loss
	the period	average shares	per share	the period	average shares	per share
	($)	outstanding	($)	($)	outstanding	($)
Basic income (loss) per share	104,277,134	149,347,500	0.70	(1,906,637)	146,004,113	(0.01)
Effect of dilutive securities:
Stock options	-	3,219,233	-	-	-	-
Diluted income (loss) per share	104,277,134	152,566,734	0.68	(1,906,637)	146,004,113	(0.01)

For the six months ended May 31, 2021 and 2020, diluted income (loss) per share was calculated as follows:

	Six months ended May 31, 2021			Six months ended May 31, 2020
	Income for	Weighted	Income	Loss for	Weighted	Loss
	the period	average shares	per share	the period	average shares	per share
	($)	outstanding	($)	($)	outstanding	($)
Basic income (loss) per share	101,421,296	149,034,969	0.68	(3,766,121)	144,649,391	(0.03)
Effect of dilutive securities:
Stock options	-	3,931,529	-	-	-	-
Diluted income (loss) per share	101,421,296	152,966,498	0.66	(3,766,121)	144,649,391	(0.03)

13.	Non-Controlling Interests

Following the formation of GRC on June 23, 2020, the Company consolidated the results of GRC. Following the GRC IPO on March 11, 2021, the Company deconsolidated GRC and began to account for GRC as an investment in associate (Note 3). This resulted in the elimination of the non-controlling interest in GRC. The changes to the non-controlling interest for the year ended November 30, 2020, and the six months ended May 31, 2021, are as follows:

During the year ended November 30, 2020, the Company's then subsidiary, GRC received share subscription receipts of $3,584,717 (US$2,741,250) for the subscription of 1,275,000 common shares. As the Company did not participate in the private placement, the NCI in GRC increased from nil to 5.99%, resulting in the recognition of a dilution gain of $2,380,303 and an NCI in the Company's statements of financial position of $1,204,414 as at November 30, 2020.

On December 4, 2020, GRC received share subscription receipts of $137,428 (US$107,500) for the subscription of 50,000 common shares. As the Company did not participate in the private placement, the NCI in GRC increased from 5.99 to 6.21%, resulting in the recognition of a dilution gain of $84,592 during the three months ended February 28, 2021, and an increase of $52,836 to the NCI in the Company's statements of financial position. On December 4, 2020, GRC completed the related private placement of 1,325,000 common shares to third parties for aggregate gross proceeds of 3,722,145 (US$2,848,750).

On March 11, 2021, certain performance conditions were met with respect to 500,000 GRC Restricted Shares (Note 13.3), and the NCI in GRC increased from 6.21% to 8.36%, resulting in the recognition of a dilution loss of $402,112 and an increase of $402,112 to the NCI in the Company's statements of financial position.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) May 31, 2021 and 2020

13.2	GRC Equity Incentive Plan

On October 19, 2020, GRC's equity incentive plan (the "Equity Incentive Plan") was approved by GRC's board of directors and by the board of directors of GoldMining. The Equity Incentive Plan provides sole and complete authority to GRC's Board to grant share options (the "GRC Share Options"), incentive share options ("ISO"), Restricted Shares and restricted share units ("GRC RSUs") (collectively, the "Awards") of GRC to eligible participants. The maximum number of common shares that may be issued pursuant to the grant of the Awards shall be 2,000,000 common shares in the capital of GRC. The eligible participants of the Equity Incentive Plan ("Participants") are directors, senior officers, employees and consultants of: (a) GRC; or (b) an entity that controls or is controlled by GRC or a Related Entity.

GRC's Board may designate Participants eligible to receive GRC Share Options to acquire such numbers of common shares of GRC as GRC's Board may determine, each GRC Option so granted being for a term specified by GRC's Board up to a maximum of 10 years from the date of grant. The GRC Share Options vest in accordance with the vesting schedule during the optionee's continual service with GRC. The Equity Incentive Plan provides for a "net exercise" feature that permits an optionee to elect to exercise a GRC Option or a portion thereof by surrendering such GRC Share Option or a portion thereof in consideration for GRC delivering common shares to the optionee but withholding the minimum number of common shares otherwise deliverable in respect of GRC Share Options that are needed to pay for the exercise price of such GRC Share Options.

GRC Share Options may be granted as ISOs only to individuals who are employees of GRC or its Related Entity and GRC Share Options shall not be granted as ISOs to non-employee directors or independent contractors. GRC's Board may designate Participants eligible to receive Restricted Shares and GRC RSUs to acquire such number of common shares of GRC as GRC's Board may determine, in accordance with the restricted periods, including the attainment of pre-established performance goals, objectives and periods, during the recipient's continual service with GRC. The Restricted Shares shall not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of during the restriction period.

13.3	GRC Restricted Shares

On October 19, 2020, as amended on January 10, 2021, GRC issued 1,500,000 restricted shares (the "Restricted Shares") to certain officers and directors of GRC and GoldMining. The Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such performance conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to GRC without the requirement of any further consideration. The performance conditions upon completion of an IPO, or other going-public transaction, are as follows:

(1)

with respect to one-third of the Restricted Shares awarded to the holder, if GRC's IPO or any liquidity event (being any liquidation, dissolution or winding-up of GRC or distribution of all or substantially all of GRC's assets among shareholders or a change of control transaction) occurs that values GRC at a minimum of US$50,000,000 (condition met);

(2)	with respect to one-third of the Restricted Shares awarded to the holder, if GRC receives US$1,000,000 of royalty payments under any of GRC's royalty interests prior to October 19, 2023; and

(3)

with respect to one-third of the Restricted Shares awarded to the holder, if the holder continues to be a director, officer or employee of GRC or an entity that is under common control with GRC (a "Related Entity") for a period of one year after the IPO is completed.

The fair value of the Restricted Shares was recognized as share-based compensation expense of the Company up to the date of the IPO at which point GRC was deconsolidated. Share-based compensation expense for the three months ended May 31, 2021, includes $36,742 recognized for GRC Restricted Shares up to the date of loss of control (three months end May 31, 2021 - $nil). Share-based compensation expense for the six months ended May 31, 2021, includes $311,901 recognized for GRC Restricted Shares up to the date of loss of control (six months end May 31, 2021 - $nil).

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) May 31, 2021 and 2020

13.4	GRC Share Options

GRC adopted a long-term incentive plan (the "LTIP") which provides that GRC’s Board of Directors may, from time to time, in its discretion, grant awards of restricted share units, performance share units, deferred share units and share options to directors, officers, employees and consultants. The aggregate number of common shares issuable under the LTIP in respect of awards shall not exceed 10% of the common shares issued and outstanding.

On March 7, 2021, the GRC granted 2,505,000 GRC Share Options at an exercise price of US$5.00 per share. The GRC Share Options are exercisable for a period of five years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter. The fair value of the share options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 0.32%, expected life of 3 years, expected dividend yield of 0%, estimated forfeiture rate of 0% and expected volatility of 37%. As there is no trading history of GRC's common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector that GRC operates over a period similar to the expected life of the GRC Share Options. The Company recognized share-based compensation for the GRC options up to the date of the IPO at which point GRC was deconsolidated. During the three and six months ended May 31, 2021, the Company recognized share-based compensation expense of $840,804 for the GRC Share Options granted up to the date of loss of control.

14.	Financial Instruments

The Company's financial assets include cash and cash equivalents, restricted cash, short-term investments, and reclamation deposits. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities, short-term credit facility and government loan. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, restricted cash, accounts payable and accrued liabilities, due to joint venture due to related parties, short-term credit facility and government loan amounts approximate fair value due to their short terms to settlement. The Company's short-term investment is measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of short-term investments is determined by obtaining the quoted market price of the short-term investment and multiplying it by the quantity of shares held by the Company. The determination of the fair value of lease liabilities is based on the discounted cash flow model using incremental borrowing rates ranging from 3.35% to 4.17%.

14.1	Financial Risk Management Objectives And Policies

The financial risk arising from the Company's operations are currency risk, credit risk, liquidity risk and commodity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) May 31, 2021 and 2020

14.2	Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at May 31,	As at November 30,
	2021	2020
	($)	($)
Assets
United States Dollar	54,054	3,534,664
Brazilian Real	13,756	12,085
Colombian Peso	116,863	40,162
Total	184,673	3,586,911

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $1,295,117.

The Company's sensitivity analysis suggests that a consistent 10% change in the foreign currencies relative to the Canadian dollar exchange rate on the Company's financial instruments based on balances at May 31, 2021 would have an impact of $111,044 on net income for the six months ended May 31, 2021.

14.3	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's interest-bearing financial asset is cash and guaranteed investment certificates, which bear interest at fixed or variable rates. The Company's interest-bearing financial liabilities are the short-term credit facility and government loan, which bear interest at fixed rates. The Company does not believe it is exposed to material interest rate risk related to these instruments. As such, the Company has not entered into any derivative instruments to manage interest rate fluctuations.

14.4	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balance by only holding cash and cash equivalents and restricted cash with large, reputable financial institutions.

14.5	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  At May 31, 2021, the Company's working capital (current assets less current liabilities) was $1,889,544.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities and short-term credit facility are expected to be realized or settled within a one-year period.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) May 31, 2021 and 2020

The Company has current cash and cash equivalent balances, restricted cash and ownership of liquid assets at its disposal. The Company also owns 20 million GRC shares, which are subject to a lock-up period (Note 3).  The Company has the availability to implement corporate-wide cost reductions or eliminate expenditures related to discretionary and non-core activities, cash compensation paid to directors, management, employees and certain consultants and service providers, and has access to cash generated from the exercise of in-the-money options. GoldMining believes that these cash saving and cash generating measures will sufficiently reduce cash outlays and enhance the Company's cash position in order to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

However, there can be no assurance that the Company will be able to obtain adequate financing in the future, that the terms of a financing will be favourable, or whether the Company will be able to obtain adequate proceeds from the sale of its liquid assets or exercise of options.

15.	Related Party Transactions

15.1	Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

●	During the three and six months ended May 31, 2021, the Company incurred $10,500 and $21,000 (three and six months ended May 31, 2020: $11,000 and $25,164) in consulting fees for corporate development consulting services paid to a direct family member of its Chairman. The fees paid were for business development services, including introducing the Company to various parties in the areas of project generation, corporate finance groups and potential strategic partners, and are within industry standards. As at May 31, 2021, $nil was payable to such related party (November 30, 2020: $3,675). The Company also granted Options to the related party and the fair value of the Options recognized as expense during the three and six months ended May 31, 2021 was $14,909 and $18,995 (three and six months ended May 31, 2020: $31,598 and $85,699), using the Black-Scholes option pricing model.

●	During the three and six months ended May 31, 2021, the Company incurred $16,050 and $32,850 (three and six months ended May 31, 2020: $20,175 and $42,175) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of its Chairman. As at May 31, 2021, $5,000 was payable to such related party (November 30, 2020: $5,341).

Related party transactions are based on the amounts agreed to by the parties.  During the three and six months ended May 31, 2021, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) May 31, 2021 and 2020

15.2	Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and including directors' fees, for the three and six months ended May 31, 2021 comprised of:

	For the three months ended		For the six months ended
	May 31,		May 31,
	2021	2020	2021	2020
	($)	($)	($)	($)
Management Fees(1)	50,137	40,160	106,107	93,630
Director and Officer Fees(1)	76,405	50,859	187,670	117,538
Share-based compensation	240,224	146,569	716,618	345,860
Total	366,766	237,588	1,010,395	557,028

(1)

Total directors' fees, salaries and benefits of $647,433 (six months ended May 31, 2020: $436,143) disclosed in the consolidated statement of comprehensive income for the six months ended May 31, 2021, includes $61,667, $19,440 and $25,000 (six months ended May 31, 2020: $76,458, $17,172 and $nil) paid to the Company's former Chief Executive Officer, Chief Financial Officer and a Company controlled by the Company's Chief Executive Officer, and $187,670 (six months ended May 31, 2020: $117,538) in fees paid to companies controlled by the Company's former Chief Development Officer (now Chief Executive Officer), President and directors, and $353,656 (six months ended May 31, 2020: $224,975) paid for employees' salaries and benefits.

Total compensation, including share-based compensation, to key members of management and directors for the three and six months ended May 31, 2021, was $366,766 and $1,010,395 (three and six months ended May 31, 2020: $237,588 and $557,028), respectively. As at May 31, 2021, $15,002 was payable to key management personnel for services provided to the Company (November 30, 2020: $20,997). Compensation is comprised entirely of employment and similar forms of remuneration and directors' fees. Management includes the former Chief Executive Officer, who is also a director of the Company, the Chief Executive Officer and the Chief Financial Officer.

16.	Segmented Information

The Company conducts its business as a single operating segment, being the acquisition, exploration and development of mineral properties. The Company operates in five principal geographical areas: Canada (country of domicile), Brazil, United States, Colombia and Peru.

The Company's total non-current assets, total liabilities and operating income (loss) by geographical location are detailed below:

	Total non-current assets		Total liabilities
	As at May 31,	As at November 30,	As at May 31,	As at November 30,
	2021	2020	2021	2020
	($)	($)	($)	($)
Colombia	26,503,889	28,572,358	30,477	58,433
Brazil	13,134,112	13,864,012	1,290,788	1,339,770
Canada	120,334,210	7,799,955	9,338,562	2,181,764
Peru	6,348,606	6,842,240	-	-
United States	2,206,539	2,225,143	469,569	338,574
Total	168,527,356	59,303,708	11,129,396	3,918,541

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) May 31, 2021 and 2020

	Total operating income (loss)		Total operating income (loss)
	For the three months ended		For the six months ended
	May 31, 2021	May 31, 2020	May 31, 2021	May 31, 2020
	($)	($)	($)	($)
Canada	113,769,378	(1,229,613)	111,379,637	(2,599,059)
Colombia	(274,490)	(159,560)	(512,711)	(389,644)
Brazil	(108,655)	(114,471)	(230,432)	(286,379)
United States	(120,833)	(180,662)	(150,561)	(236,802)
Peru	(5,293)	(15,530)	(11,813)	(18,192)
Total	113,260,107	(1,699,836)	110,474,120	(3,530,076)

17.	Commitments

Surubim Project

Jarbas Agreement

The Company is required to make the following remaining payments:

●	US$40,000 (payable in R$ equivalent) in July 2021; and
●	US$628,660 (payable in R$ equivalent) in December 2022.

If the Company's subsidiary fails to make any of the aforementioned payments, subject to a cure period, the counterparty may seek to terminate the agreement and the interest in the exploration license will be returned to the counterparty.

Altoro Agreement

Pursuant to an option agreement between the Company's subsidiary and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, the Company's subsidiary was granted the option to acquire certain exploration licenses for an aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon ANM granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. Surface rights over a portion of the La Garrucha concession contract is subject to a surface rights lease agreement and an option agreement as outlined below:

Pursuant to a surface rights lease agreement dated July 6, 2016, and amended August 19, 2016, April 4, 2017, November 5, 2018, and July 10, 2020, the Company can lease the surface rights over a portion of the La Garrucha concession contract by making the following remaining payments:

●	US$25,000 in June 2021(paid);
●	US$25,000 in December 2021;
●	US$25,000 in June 2022; and
●	US$55,000 in December 2022.

In addition, pursuant to an option agreement entered into by the Company's subsidiary on November 18, 2016, amended April 4, 2017, November 5, 2018, and July 10, 2020, the Company can purchase the La Garrucha concession by making an optional payment of US$650,000 on December 7, 2022.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) May 31, 2021 and 2020

In addition to the La Garrucha agreements, Jarbas Agreement and Altoro Agreement, Boa Vista Mineral Rights Agreement (Note 6) as at May 31, 2021, the Company is renting or leasing various offices and storage spaces located in Brazil, Colombia and Peru that relate to lease agreements with terms of 12 months or less from the date of initial application or relate to low value assets.

Future rental payments are as follows:

	Amount ($)
Due within 1 year	100,939
1 – 3 years	439
3 – 5 years	-
More than 5 years	-
Total	101,378	(1)

(1)	Includes $9,788 related to low value assets and $91,590 related to short-term leases on the date of initial application.

The Company's commitments related to long-term leases at the date of initial application, that do not relate to low value assets, are disclosed as lease liabilities (Note 9).